SECU

16001576

RECEIVED 2016 FEB 11 SEC / TM

Mail Processing Section FEB 12 2016 Washington DC 409

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68649

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAR & ASSOCIATES dba WILLIAM AND HENRY ASSOC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1901 Avenue of the Stars, 2nd Floor
(No. and Street)

Los Angeles (City) California (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Iannini 602-327-3803
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lucas, Horsfall, Murphy & Pindroh, LLP
(Name – *if individual, state last, first, middle name*)

100 East Corson Street, Suite 200 (Address) Pasadena (City) CA (State) 91103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David J. Iannini, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAR & ASSOCIATES dba WILLIAM & HENRY ASSOCIATES, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RECEIVED 2016 FEB 11 PM 2:47 SEC / TM

Signature

President

Title

See Attached NOTARIZED Paperwork

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }
County of LOS ANGELES } s.s.

Subscribed and sworn to (or affirmed) before me on this 9th day of February
Month

20 16, by David Iannini ~~and~~
Name of Signer (1)

__________________, proved to me on the basis of
Name of Signer (2)

satisfactory evidence to be the person(s) who appeared before me.

Signature of Notary Public

For other required information (Notary Name, Commission No. etc.)

G. Y. PUMPHREY
Commission # 2104735
Notary Public - California
Los Angeles County
My Comm. Expires Apr 3, 2019

Seal

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

U.S. SEC. Form

containing 2 pages, and dated 02/09/2016

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # ____ Entry # ____

Notary contact: ____________

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ______

MAR & Associates, Inc.
dba William and Henry Associates
(an S-Corporation)

INDEX TO FINANCIAL STATEMENTS

Lucas | Horsfall
ACCOUNTANTS + ADVISORS

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
MAR & Associates, Inc.
dba William and Henry Associates
Los Angeles, California

We have audited the accompanying balance sheet of MAR & Associates, Inc. dba William and Henry Associates (an S Corporation) (the "Company"), as of December 31, 2015 and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of William and Henry Associates management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred above present fairly, in all material respects, the financial position of MAR & Associates, Inc. dba William and Henry Associates as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Supplementary Schedules I-II on pages 10 - 11 have been subjected to audit procedures performed in conjunction with the audit of MAR & Associates, Inc. dba William and Henry Associates financial statements. The Supplementary Schedules are the responsibility of MAR & Associates, Inc. dba William and Henry Associates management. Our audit procedures included determining whether the Supplementary Schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Schedules. In forming our opinion on the Supplementary Schedules, we evaluated whether the Supplementary Schedules, including their forms and contents is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplementary Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Lucas, Horsfall, Murphy & Pindroh, LLP

Pasadena, California
February 2, 2016

MAR & Associates, Inc.
dba William and Henry Associates
Balance Sheet
December 31, 2015

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 1,113,522
Prepaid insurance	550,000
TOTAL CURRENT ASSETS	1,663,522
OTHER ASSETS	
Note receivable from stockholder	564,000
Interest receivable	5,640
Deposits	500
TOTAL ASSETS	$ 2,233,662

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 52,846
Deferred revenue	135,000
TOTAL CURRENT LIABILITIES	187,846
COMMITMENTS	
STOCKHOLDER'S EQUITY	
Common stock, no par value. 50,000,000 shares authorized; 100 shares issued and outstanding	-
Additional paid in capital	2,126,584
Accumulated deficit	(80,768)
TOTAL STOCKHOLDER'S EQUITY	2,045,816
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,233,662

See Report on Independent Registered Public Accounting Firm

The accompanying notes are an integral part of this statement.

MAR & Associates, Inc.
dba William and Henry Associates
NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

Nature of Business

MAR & Associates, Inc. dba William & Henry Associates (the "Company") was formed as an Arizona Corporation on February 15, 2001 for the purpose of providing various financial advisory services. On June 15, 2012 (the "Registration Date"), the Company became registered as a Broker-Dealer with the Financial Industry Regulatory Authority (FINRA).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company presents its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on its cash balances. The Company did not have cash in a bank on deposit exceeding the insured limit at December 31, 2015. However, the Company did have cash of approximately $949,000 in uninsured money market instruments at December 31, 2015.

Note receivable from stockholder

Notes receivable from stockholder consists of a loan by the Company to its beneficial owner. The loan has a three year bullet maturity at an annual interest rate of 2% which the Company believes is a fair market rate versus comparable U. S. government notes given the maturity and risk of repayment. The note is due and payable at December 31, 2018.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Unearned Revenue

The Company's balance sheet includes the following financial instruments: cash, accounts receivable and accounts payable.

Fair Value of Financial Instruments

The Company's balance sheet includes the following financial instruments: cash, accounts receivable and accounts payable. The Company considers the carrying amounts of cash, accounts receivable and accounts payable to approximate fair value because of the short maturity of these instruments.

Income Taxes

The Company elected S Corporation status for federal and state purposes. Accordingly, the individual shareholder reports the earnings or losses before income taxes on their individual income tax returns, and therefore, no accrual has been made for federal income taxes in the accompanying financial statements. State income taxes were not accrued for as of December 31, 2015 due to unused loss carryforwards and their immateriality.

The Company follows ASC 740-10-25, which provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with ASC 740, "*Accounting for Income Taxes*". ASC 740-10-25 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The application of ASC 740-10-25 did not have a material impact on the Company's financial statements.

The Company is no longer subject to Federal tax examinations by tax authorities for years before 2012 and state examinations for years before 2011.

Revenue Recognition

The Company records revenue upon receipt of non-refundable retainers, as well as agreed upon success fees related to transactions the Company has brokered on behalf of their clients. Deferred revenue is recorded for refundable retainers received for which no service has been provided.

Cash Flows

For the purpose of the statement of cash flows, the Company considers cash equivalents to include cash and short term money market mutual funds.

3. COMMITMENTS AND CONTINGENCIES

Bonus Plan

In December 2011, the Company adopted a Bonus Plan (the "Plan") whereby the Company has the ability to issue to its team members Bonus Units (the "Units") that vest over a timeframe determined by the Company and entitle the holder to a potential bonus payment. This payment is calculated pursuant to a specific formula as described in the Plan and upon the occurrence of specified triggering events. The triggering events are either 1) the sale of substantially all of the Company's assets, or 2) the date that the sole shareholder no longer owns at least 50% of the outstanding voting securities of the Company. The total Units issued by the Plan as of December 31, 2015 are 9,000,000 with 7,000,000 outstanding and vest over various time periods ending July 1, 2018

Operating Lease

The Company rents office space based on a month-to-month agreements at less than $1,000 per month in the aggregate as of December 31, 2015.

Self Insurance

The Company self-insures its various business risks by participating in an insurance pool consisting of similar business owners. The Family Trust that owns MAR & Associates dba William and Henry Associates is also a partial owner in this insurance pool. The insurance pool is domiciled in Puerto Rico, the ownership position is taxed as a U.S. entity and all assets of the Company in the pool are kept in the U.S

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or a minimum of $5,000.

The following summarizes the Company net capital surplus at December 31, 2015:

Net capital	$	906,694
Required net capital		12,523
Excess net capital	$	894,171
Net capital ratio		0.01

5. CONCENTRATIONS

Customers

During the year ended December 31, 2015, the Company generated 93% of its revenue from one client.

6. SUBSEQUENT EVENTS

The Company has evaluated events occurring after the date of the accompanying statement of financial condition through February 2, 2016, the date the financial statements were available to be issued.

William and Henry Associates
Schedule I - Computation of
Net Capital Under Rule 15c3-1
December 31, 2015

Credits:		
Total stockholder's' equity	$	2,045,816
Debits:		
Nonallowable assets		
Other assets		1,120,140
Total debits		1,120,140
Net capital before haircuts on securities positions (tentative net capital)		925,676
Less: Haircuts on securities		(18,982)
Net Capital	$	906,694
Minimum net capital requirement		12,523
Excess net capital	$	894,171
Excess net capital at 1,200 percent	$	893,171

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2015.

See Report on Independent Registered Public Accounting Firm

William and Henry Associates
Schedule II - Supplementary Information
As of December 31, 2015

1. Computation of Reserve Requirements pursuant to Rule 15c3-3:

   The Company operates under the provisions of paragraph (k)(2)(i) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer and does not hold funds or securities for or owe money or securities to customers.

2. Information Relating to Possession or Control Requirements Under Rule 15c3-3:

   The Company operates under the provisions of paragraph (k)(2)(i) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer and does not hold funds or securities for or owe money or securities to customers.

See Report on Independent Registered Public Accounting Firm